UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VECTIVBIO HOLDING AG

(Name of Subject Company (Issuer))

Ironwood Pharmaceuticals, Inc.
(Name of Filing Person—Offeror)

Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)

H9060V 101
(CUSIP Number of Class of Securities)

John Minardo

Ironwood Pharmaceuticals, Inc.

Senior Vice President, Chief Legal Officer and Secretary

100 Summer Street, Suite 2300

Boston, Massachusetts 02110

(617) 621-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Charles K. Ruck, Esq.

Daniel E. Rees, Esq.
Andrew Clark, Esq.

Ian Nussbaum, Esq.

Latham & Watkins LLP
1271 Avenue of the Americas

New York, NY 10020
(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), with the U.S. Securities and Exchange Commission on May 31, 2023 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Ironwood to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio”), for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the offer to purchase, dated May 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

1.	Section 10 — “Background of the Offer; Past Contracts, Transactions, Negotiations and Agreements with VectivBio” of the Offer to Purchase is hereby amended and supplemented by adding the underlined text to the below paragraph under the subsection captioned “Background of the Offer” that previously appeared in the seventh full paragraph on page 19 as follows:

“On April 14, 2023, VectivBio signed a confidentiality agreement with Party A~~.~~, which included a standstill provision with a customary exclusion permitting Party A to confidentially approach the VectivBio Board or management team during the standstill period and with customary fall-away provisions. The same day, VectivBio gave a presentation to representatives of Party A via videoconference.”

2.	Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the paragraph under the subsection captioned “Legal Proceedings” with the following:

“Subsequent to the filing of the Schedule 14D-9 filed by VectivBio on May 31, 2023 in connection with the Transaction Agreement, three complaints have been filed by purported VectivBio shareholders as individual actions against VectivBio and VectivBio’s directors. The three complaints have been filed in the United States District Court for the Southern District of New York and are captioned Bushansky v. VectivBio Holding AG et al., Case No. 1:23-cv-04745 (filed June 6, 2023), O’Dell v. VectivBio Holding AG et al., Case No. 1:23-cv-04790 (filed June 7, 2023), and Wang v. VectivBio Holding AG et al., Case No. 1:23-cv-04833 (filed June 8, 2023). The foregoing complaints are referred to as the “Complaints.”

The Complaints allege that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Schedule TO and the Transaction Agreement, (ii) rescissory damages or rescission in the event that the Schedule TO contemplated by the Transaction Agreement has already been consummated, (iii) damages, and (iv) plaintiffs’ attorneys’ and experts’ fees and expenses.

In addition to the Complaints, as of June 20, 2023, VectivBio has received five demand letters, including one that attaches a draft complaint (the “Demand Letters”), from purported VectivBio’s shareholders. The Demand Letters generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The defendants believe that the allegations and claims asserted in the Complaints and the Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. Additional lawsuits may be filed against VectivBio, the VectivBio Board, and Ironwood, and additional demand letters may be received, in connection with the Schedule TO, the Transaction Agreement, and the Schedule 14D-9. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, VectivBio and/or Ironwood will not necessarily announce such additional complaints or demand letters.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ironwood Pharmaceuticals, Inc.

By:	/s/ Thomas McCourt
Name:	Thomas McCourt
Title:	Chief Executive Officer

Date: June 20, 2023